September 24, 2009

VIA EDGAR

Mr. Hugh West

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	First Place Financial Corp.

Item 4.01 Form 8-K/A

Filed September 17, 2009

File No. 000-25049

Dear Mr. West:

On behalf of First Place Financial Corp. (the “Company”), this letter responds to comments made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced Form 8-K/A in the Staff’s letter to Mr. David W. Gifford dated September 21, 2009. Concurrent with this letter, we are filing Amendment No. 2 to the Current Report on Form 8-K/A via EDGAR (the “Amended Form 8-K/A”). Set forth below are the Staff’s comments in bold type, with each comment followed by the Company’s response. These responses are provided to you as supplemental information.

Form 8-K/A filed September 17, 2009

Item 4.01 Changes in Registrant’s Certifying Accountant

1.	Please amend your Form 8-K/A to disclose whether the former auditor’s report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

Response:

The disclosure in the Amended Form 8-K/A has been revised to disclose that the former auditor’s reports on our financial statements for the past two years did not contain an adverse opinion, a disclaimer of opinion, nor was qualified or modified as to uncertainty, audit scope or accounting principles.

185 East Market Street • Warren, OH 44481•330/373/1221• www.firstplacebank.com

Mr. Hugh West

September 24, 2009

2.	Expand the disclosure to state whether during the registrant’s two most recent fiscal years and any subsequent interim period preceding such dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreement(s) if not resolved to the satisfaction of the former accountant would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. The disclosure that on September 1, 2009, Crowe notified the company that it was its opinion that the company had not maintained effective internal control over financial reporting as of June 30, 2009 appears to contradict the disclosure that during the period subsequent to June 30, 2009 through September 14, 2009, there were no disagreements with Crowe on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Crowe, would have caused it to make reference to the subject matter of the disagreement in connection with its report. Please advise the staff or revise the filing, as applicable.

Response:

The disclosure in the Amended Form 8-K/A has been revised to disclose that during the company’s two most recent fiscal years and any subsequent interim period preceding such dismissal, other than as fully disclosed in the Amended Form 8-K/A, there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

1.	Please include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

Response:

An updated letter from our former auditor addressing the revised disclosure has been included as an exhibit to the Amended Form 8-K/A.

Registrant’s Closing Comments

In connection with responding to the foregoing comments, the Company hereby acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact the undersigned at (330) 373-1221.

Mr. Hugh West

September 24, 2009

Thank you for your attention to this filing. We look forward to hearing from you shortly.

Very truly yours,

/s/ David W. Gifford
David W. Gifford
Chief Financial Officer

Joseph G. Passaic, Jr.

Kevin M. Houlihan

Patton Boggs LLP